Barrier Homes Inc.

802 22nd Ave S Moorhead, MN 56560

December 21, 2020

To:

United States Securities and Exchange Commission

Washington D.C. 20549

Division of Corporation Finance

Office of Real Estate & Construction

Re: Jonathan Burr

Isaac Esquivel

Dear Gentlemen,

Here is the summary of changes from your response letter Dated December 15, 2020 to Offering Statement on Form 1-A Filed December 12, 2020. File No. 024-11379.

Changes to Statement:

General

1. Removed Portal Exchange from offering statement we do not have an agreement in place currently. Barrier Homes Inc will be making a best effort offering with out underwriters and without brokers currently.

2. Mistakenly checked the Item 3 Part 1 of Form 1-A indicating Bad Actor Disclosure the box has been unchecked and we do not have bad actor disclosure.

3. We have included the legend required by Rule 254(a) on the cover page.

Item 6. Use of Proceeds to Issuer, page 21.

4. Included Table as requested

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operation

Operating Results Page 30.

5. We revised disclosure to be consist with periods of statements of operations provided.

Item 15 Financial Statements, Page 39

6. Revised Cash Flow Statements per conversation with Isaac Esquivel.

Stating we are a cash business with no long-term financing in place and have no investment interests and all changes in cash are due to operations.

Exhibits

7. Included form of Bond as requested.

Thank you for your review.

Randall Boe /s/ Randall S. Boe

CEO/President